Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 2, 2010

VQT: BARCLAYS ENHANCED EQUITY BETA ETNs. ETN+

The Barclays ETN+ S&P VEQTORTM ETNs (the “ETNs”) are senior, unsecured debt securities issued by Barclays Bank PLC that are linked to the performance of the S&P 500®D ynamic VEQTORTM Total Return Index (the “Index”). Investors can trade the ETNs on the NYSE Arca exchange1 at a market price or receive a cash payment (less an investor fee) at the scheduled maturity upon early redemption2.

The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return Index™ and the volatility component of the Index is represented by the S&P 500® VIX Short-Term Futures™ Index.

The volatility component of the Index is premised on the observation that, historically, volatility in the equity markets tends to correlate negatively to the performance of US equity markets. In addition, rapid declines in the performance of the US equity markets generally tend to be associated with particularly high volatility in such markets. The Index, therefore, seeks to reflect such historically observed trends by allocating a greater proportion of its notional value to investments in the US equity markets during periods of low market volatility with the ability to allocate a greater proportion of its notional value to investments in a reference asset that tracks implied volatility during periods of high market volatility. The Index also incorporates a “stop loss” mechanic that shifts the entire value of the Index to an interest-bearing cash investment under certain circumstances.

Note Details

Ticker1 VQT Intraday indicative value ticker 1 VQT.IV Issue Price $100.00 per ETN Bloomberg Index Ticker SPVQDTR Index CUSIP 06740C337 Primary Exchange NYSE Arca Annual Fee 0.95%* Inception Date [08/31/2010] Maturity Date [09/08/2020] S&P 500® Dynamic Index VEQTORTMI ndex TR

*The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Annual Fee times the closing indicative note value of your securities on the immediately preceding calendar day times the closing level of the Index on such calendar day divided by the closing level of theIndex on the immediately preceding calendar day (or, if such day is not an index business day, the such quotient will equal one) divided by 365.

Issuer Details

Barclays Bank PLC long-term, unsecured obligations*

S&P®Rating AA-Moody’s Rating Aa3 The ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The ETNs rely on the ratings of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating agency with respect to the ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the ETNs.

Hypothetical Equity and Volatility Allocations

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Dec05 May06 Oct06 Mar07 Aug07 Jan08 Jun08 Nov08 Apr09 Sep09 Feb10 Jul10 S&P 500® Total Return Index™ S&P 500® VIX Short-Term Futures™ Index TR CASH

Source: Based on publicly available Bloomberg data.

Source: Barclays Capital. The diagram above illustrates the hypothetical percentage allocations to the equity, volatility and cash components of the Index from December 2005 to July 2010 (dates prior to November 18, 2009 are hypothetical and assume that the Index had already been launched in December 2005). Past performance is not indicative of future results.

Index Performance

230%

Launch date of Index

210% 190% 170%

Return 150% Index 130% 110% 90% 70% 50%

Dec05 Mar06 Jun06 Sep06 Dec06 Mar07 Jun07 Sep07 Dec07 Mar08 Jun08 Sep08 Dec08 Mar09 Jun09 Sep09 Dec09 Mar10 Jun10

S&P 500® Total Return Index™ S&P 500® Dynamic VEQTOR™ Total Return Index

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Dates prior to November 18, 2009 are hypothetical and assume that the Index had already been launched in December 2005. Past performance is not indicative of future results.

1 We plan to apply to list the ETNs on the NYSE Arca stock exchange under the ticker symbol “VQT”, to be effective upon their issuance, but we cannot guarantee that such application will be approved.

2 An Investor may redeem the ETNs on a daily basis directly to the issuer, Barclays Bank PLC, provided that the investor presents at least 25,000 of the ETNs for redemption and follows the procedures described in the relevant pricing supplement. Before investing in the ETNs, investors should read in full the pricing supplement for the ETNs, available through visiting www.etnplus.com

www.etnplus.com

BarcLays ETN+

IMPORTANT INFORMATION:

An investment in Barclays ETN+ notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Barclays ETN+ notes (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and do not guarantee any return of principal at maturity or upon early redemption. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in the Index or in any particular Index components. The investor fee will reduce the amount of your return at maturity or upon early redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon early redemption of your Securities even if the value of the Index has increased. The “intraday indicative value” or “indicative value”, as defined in the applicable pricing supplement is published for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of your Securities, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published Index levels from the index sponsor may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current Index level and therefore the indicative value of your Securities. The actual trading price of the Securities may be different from their indicative value. An investment in Barclays ETN+ notes may not be suitable for all investors.

The Securities may be sold throughout the day on the applicable exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with Barclays Bank PLC as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in Barclays ETN+ notes linked to the performance of the S&P 500® Dynamic VEQTOR™ Total Return Index is subject to risks associated with fluctuations, particularly a decrease, in the value of the Index. The market value of the Securities may be influenced by many unpredictable factors.

The value of the Index will depend upon the success of the Index in dynamically allocating between the equity and volatility components. The allocation of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. The stop loss feature of the Index does not ensure that losses are limited to 2%. For a description of additional risks of investing in the Securities, see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500”, “S&P 500 VIX Short-Term Futures™”, “S&P 500® Total Return Index™”, “S&P 500® Excess Return Index™” and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by the Index sponsor.

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